WRITER'S DIRECT DIAL NUMBER 212-373-3078 WRITER'S DIRECT FACSIMILE 212-492-0078 WRITER'S DIRECT E-MAIL ADDRESS afoley@paulweiss.com

December 30, 2011

Via EDGAR

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Washington D.C.  20549-3628

Dear Mr. Schwall:

The following are the responses of GeoGlobal Resources Inc.  (“GeoGlobal” or the “Company”) to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter from you, dated December 22, 2011 (the “Comment Letter”) with respect to GeoGlobal’s Registration Statement on Form S-3, Filed November 25, 2011, File No. 333-178191 (the “Form S-3”); Form 10-K for Fiscal Year Ended December 31, 2010, Filed March 31, 2011 (the “Form 10-K”); Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010, Filed April 5, 2011 (the “Form 10-K/A”); Form 10-Q for Fiscal Period Ended September 30, 2011, Filed November 14, 2011 (the “Form 10-Q”); and Preliminary Proxy Statement on Schedule 14A Filed December 9, 2011, File No. 1-32158 (the “Proxy Statement”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.

H. Roger Schwall	2

Registration Statement on Form S-3

General

1.           We will not be in a position to accelerate the effectiveness of your registration statement until all outstanding issues relating to the review of your Form 10-K for the fiscal year ended December 31, 2010 and related filings have been resolved.

Response:

We have provided complete responses addressing each item below. Subsequent to your review, we will file amended versions of the Form 10-K and Form 10-Q and, subsequent to those filings, file an amended Form S-3. At that time, we will request the acceleration of effectiveness.

2.           To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates.  For example, with respect to our comments to the Schedule 14A below, please make similar applicable changes to disclosure in the Form S-3.

Response:

Where required, we have provided language for your review and indicated where we will revise or add the amended language in both the Proxy Statement and the Form S-3.

Selling Stockholder, page 9

3.           Please identify the natural person(s) who exercises voting or investment control over the shares held by the selling stockholder, The Israel Land Development Company – Energy Ltd.  For guidance, see Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

In response to the Staff’s comments, the Company proposes to add the following disclosure after the first paragraph on page 11 of the Form S-3:

ILDE is a public company with its shares listed on the Tel Aviv Stock Exchange.  ILDE’s CEO is Mr. Ohad Marani and Mr. Ofer Nimrodi serves as Chairman of the Board of Directors.  The investment control over ILDE's shares in GeoGlobal will vest in ILDE's Board of Directors.

Approximately 65% of the voting power of ILDE’s outstanding equity is held by the Israel Land Development Company Limited ("ILDC"), a public company with its shares listed on the Tel Aviv Stock Exchange.  Mr. Ofer Nimrodi is the CEO of ILDC and Mr. Shlomo Maoz is its Chairman of the Board of Directors.  The controlling shareholder in ILDC (with over 50% of the voting power) is Mr. Jackob Nimrodi, who is Mr. Ofer Nimrodi's father. Mr. Ofer Nimrodi holds approximately 14% of the voting power in ILDC.

H. Roger Schwall	3

4.           We note you have not identified Ernst & Young LLP (E&Y) as an expert, or provided a consent for their report included in your Form 10-K for the fiscal year ended December 31, 2010.  Please obtain and file a consent from E&Y or tell us why you believe no reference as an expert or consent is required.  See Item 509 of Regulation S-K for further guidance.

Response:

The Company expects to be able and intends to include the consent from E&Y in the amended Form S-3.

Signatures, page II-4

5.           Please revise your signature page to identify the individual serving as your controller or principal accounting officer.  See Instruction 1 to the Signatures section of Form S-3.

Response:

The Company will revise the signature page to indicate that Sunil Karkera is the Company's Principal Accounting Officer.

Form 10-K for Fiscal Year Ended December 31, 2010

Liquidity, page 31

6.           Please disclose your obligations and commitments for the next 12 months, and how you will fund your operations for the next 12 months.

Response:

In response to the Staff’s comments, the Company proposes to disclose its exploration commitments of $13.152 million for the next 12 months in the second paragraph of page 32 of the amended Form 10-K.  The Company correctly disclosed its exploration commitments in Note 2, paragraph 3 of the Consolidated Financial Statements for the fiscal year ended December 31, 2010 on page FS9 of the Form 10-K as $29.85 million.  However, in the MD&A on page 32, the Company stated its commitment as $27.753 million, inadvertently omitting its obligations in Israel in the amount of $2.1 million, which has been included in the Notes to the Consolidated Financial Statements for the fiscal year ended December 31, 2010.  Specifically, the Company intends to state:

Our existing cash balance and any cash flow from operating activities is not sufficient to satisfy our current obligations and meet our exploration commitments of $13.152 million and $29.853 million for the next twelve months and over the next three years, respectively.

H. Roger Schwall	4

In response to the Staff’s comments regarding how the Company will fund its operations for the next 12 months, please refer to the third paragraph of page 32 of the Form 10-K, which describes that the Company is considering various alternatives with respect to raising additional capital to remedy any future shortfall in capital.  The Company respectfully submits that this disclosure provides all material information relating to how the Company intended to fund its operations for the next 12 months.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010

Exhibit 10.35

7.           Please obtain and file a revised report from Chapman Petroleum Engineering Ltd. that contains all of the disclosure required by Item 1202(a)(8) of Regulation S-K.  For example, the report should disclose the proportion of GeoGlobal’s reserves covered by the report and the geographic area in which the covered reserves are located.  As another example, the report should disclose the actual oil and gas prices used, as adjusted, in the calculation of the company’s reserves.

Response:

The Company will obtain and file a revised report from Chapman Petroleum Engineering Ltd. containing the disclosure required by Item 1202(a)(8), including the proportion of GeoGlobal's reserves covered by the report and geographic area in which the covered reserves are located and the actual oil and gas prices used, as adjusted, in the calculation of the company's reserves.

Form 10-Q for Fiscal Period Ended September 30, 2011

Financial Statements

Note 11 – Commitments, page 15

8.           We note your disclosure indicating that pursuant to current production sharing contracts, you are required to perform certain minimum exploration activities, and in the event that you fail to fulfill minimum exploration activities by the end of the relevant exploration phase or early termination of the contract by the Government of India, you are liable to pay to the Government of India the amount required to complete the unfinished portion of the minimum exploration activities.  You further indicate that these obligations have not been provided for in the financial statements.

Please expand your disclosure to specify the end dates of your recent and upcoming exploration phases.  Clarify whether you have fulfilled the minimum exploration activities for all the phases to date.  Discuss the likelihood that you will fulfill the minimum exploration activities for your upcoming phases and the probability of your obligations, given your disclosure on page 22 indicating that you do not believe your existing cash balance at September 30, 2011 and anticipated cash flows from operations are sufficient to satisfy your current obligations and meet your exploration commitments over the next one year or two years.

H. Roger Schwall	5

Response:

In response to the Staff’s comments, the Company proposes to add the following disclosure on page 15 of the Form 10-Q under the heading “Commitments”:

The following table sets forth the end dates to perform minimum work programs pursuant to current production sharing contracts:

End dates of
	Phase I	Phase II	Phase III
KG Onshore	February 15, 2012	February 15, 2015	N/A
DS 03	September 3, 2010	January 3, 2013	January 3, 2015
DS 04	June 6, 2012	June 6, 2015	N/A
RJ 20	January 20, 2012	January 20, 2015	N/A
RJ 21	January 20, 2012	January 20, 2015	N/A

The Company has completed the minimum work programs on the Tarapur, Mehsana, Ankleshwar and Sanand-Miroli blocks for all the phases.  Accordingly, all financial commitments have been met under the terms of the production sharing contracts.

For the KG Onshore, DS 04, RJ 20 and RJ 21 blocks, the Company is in the process of completing its minimum work program commitments for exploration Phase I.  The production sharing contracts provide an option for a six-month extension without penalty to complete the minimum work program commitments.

With respect to the DS 03 block, except for the completion of a 12,000 line kilometre aeromagnetic survey, all of the other minimum work program commitments for exploration Phase I have been completed.  The Company was required to obtain no-objection clearance from the Government of India’s Ministry of Defence to conduct the aeromagnetic survey over the block.  This approval was received on August 11, 2011, approximately sixteen months after the submission of the Company’s application to the Government of India. As per the New Extension Policy of the Government of India, the time lost in obtaining the Government approval is treated as excusable delay and the Company may apply for an extension of the exploration phase on this basis.  Accordingly, the Company has applied for a sixteen-month extension of exploration Phase I and we are waiting for the approval from the Government of India.  Currently, the expiry date for the exploration Phase I of the DS 03 block is stated as September 3, 2010 in the above table.  However, as we expect the Government of India to approve our request for a sixteen-month extension, we anticipate that the end date of exploration Phase I for the DS 03 block will be January 3, 2012.  Therefore, the end dates for Phases II and III have been disclosed in the above table as January 3, 2013 and January 3, 2015 respectively. The aeromagnetic survey is currently in progress and the Company does not anticipate any penalty on account of an unfinished minimum work program commitment for exploration Phase I of the DS 03 block.

H. Roger Schwall	6

As described in Note 2, the Company's existing cash balance at September 30, 2011 and the anticipated cash flow from operating activities are not sufficient to satisfy its current obligations and to meet its exploration commitments over the twelve months ending September 30, 2012 and the two years ending September 30, 2013. The Company is considering various alternatives to remedy any future shortfall in capital. The Company deems it necessary to raise capital for continued exploration and development expenditures through equity markets, debt markets or other financing arrangements, which could include the sale of the Company’s oil and gas interests or participation arrangements in those interests.  There can be no assurance that these capital resources will be available and if they are not, the Company may be forced to substantially curtail or cease exploration and development expenditures.

Note 12 - Contingencies, page 15

GSPC Dispute, page 15

9.           As it relates to this dispute, please expand your disclosure to state if you have accrued an amount related to this dispute, and if so what that amount is, if consistent with the guidance in ASC 450-20-50-1.  If there is at least a reasonable possibility that a loss may have been incurred, please either disclose an estimate of the loss or range of loss, or state that such an estimate cannot be made (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts).  Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.  We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies.  Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those outcomes.

Response:

In response to the Staff’s comments, the Company would like to clarify that at no time has GSPC filed or threatened to file a formal claim that would commence litigation proceedings against the Company regarding this dispute.  Based on management’s assessment of ASC 450 and information available, management concluded that the likelihood that a future event or events will confirm the loss or impairment of an asset or the incurrence of a liability is remote.  Accordingly, no amount has been accrued in the consolidated financial statement related to this dispute.

H. Roger Schwall	7

In response to the Staff’s comments on expanding the disclosure, the Company proposes to include the following disclosure at the end of paragraph 5 on page 16 of the Form 10-Q:

The Company believes that the likelihood of an unfavorable outcome of this dispute is remote and accordingly, as at September 30, 2011, no amount has been accrued in the consolidated financial statements.  However, the fact of the dispute has been disclosed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reserve Report, page 21

10.         We note that as of September 30, 2011 you report proved undeveloped reserves of 261 MBbls of oil and 145 MMcf of natural gas, which appear to have been recorded during the third quarter 2011.  Please modify your disclosure to provide information about a major discovery or other favorable events that caused this increase in proved reserves as required by ASC 932-270-50.

Response:

In response to the Staff’s comments, the Company proposes to include the following disclosure on page 21 under the heading “Reserve Report” of the Form 10-Q:

Since the completion of the independent reserve report dated January 1, 2011 by Chapman Petroleum Engineering Ltd. and as of September 30, 2011, additional reserves have been added to the proved undeveloped reserves category in the Tarapur 1 field.  These changes in the updated reserve estimation result from the currently producing wells as well as the development and refinement of horizontal, multi-fracture wellbore technology.  This technology has been applied to the Tarapur reservoir and numerous analogous fields since the January 1, 2011 Chapman Petroleum Engineering Ltd. report.

Preliminary Proxy Statement on Schedule 14A

Proposal 1: Approval of the Issuance of Securities as a Condition of Closing…, page 7

11.         We note that your proposal to issue securities to ILDE entails several substantive proposals.  Please revise this proposal to provide stockholders the opportunity to vote on each separate matter presented.  For instance, distinguish the proposed share exchange from the proposed issuance of units to ILDE. Refer to Exchange Act Rule 14a-4(a)(3) and –(b)(1).  For further guidance, refer to SEC Release No. 34-31326 (October 16, 1992) at Part II.H.  You may indicate, as appropriate, that the consummation of each of these separate matters is conditioned on the consummation of the other related matters.

H. Roger Schwall	8

Response:

In response to the Staff’s comments, the Company proposes to separate Proposal 1 into two proposals.  References to “Proposal 1”, “the Proposal” or “this Proposal” will be amended to read “Proposals 1 and 2”.  Proposal 1 will be amended to read as follows:

Proposal 1.    The issuance of the Company’s Common Stock and Warrants to purchase Common Stock in exchange for the issuance by ILDE of its Ordinary Shares, which will require the listing of additional shares to be issued as the sole consideration for an acquisition of ILDE’s stock where the potential issuance of Common Stock, or securities convertible into Common Stock, could result in an increase in outstanding common shares of 20% or more, and which will constitute an issuance of securities convertible into or exercisable for a number of shares of the Company’s Common Stock in excess of 20% of our presently outstanding Common Stock.

Proposal 2.    The grant of the right to purchase Units, comprised of one share of Common Stock and one Warrant, which will constitute an issuance of securities convertible into or exercisable for a number of shares of the Company’s Common Stock in excess of 20% of our presently outstanding Common Stock.

The Company also proposes to separate Proposal 2 into two proposals.  References to “Proposal 2”, “the Proposal” or “this Proposal” will be amended to read “Proposals 3 and 4”.  Currently numbered Proposal 3 will be renumbered as Proposal 5.  Proposal 2 will be amended to read as follows:

Proposal 3.    If Proposals 1 and 2 are approved, the issuance of up to 1,975,996 Warrants to purchase shares of the Company’s Common Stock to Rodman & Renshaw, as compensation for acting as Placement Agent for the Transaction.

Proposal 4.    If Proposals 1, 2 and 3 are approved, the potential issuance of up to 1,975,996 additional Warrants to purchase shares of the Company’s Common Stock to ILDE pursuant to the participation rights set forth in the Securities Purchase and Exchange Agreement.

12.         Where you disclose that GeoGlobal would issue shares of common stock and warrants to ILDE in exchange for the issuance by ILDE of 28,402,262 ordinary shares of ILDE, please disclose the value the parties attributed to those 28,402,262 ordinary shares of ILDE, how the parties arrived at that value and the percentage of ILDE that GeoGlobal would own after the exchange.

Response:

In response to the Staff’s comments, the Company proposes to add the following disclosure to the fourth paragraph of page 9 of the Proxy Statement and the second paragraph of page 4 of the Form S-3:

The value of each ILDE Ordinary Share was determined based on the volume weighted average prices for the Ordinary Shares on the Tel Aviv Stock Exchange for the twenty-five (25) trading days ending on November 7, 2011, which the parties agreed was

H. Roger Schwall	9

NIS0.9704 at a USD/NIS conversion rate of 0.2732179 USD/NIS.  Therefore, the 28,402,262 ILDE Ordinary Shares are valued at US$7,530,310.  After the share exchange, the Company will own 3.2% of ILDE.

13.         Given that the GeoGlobal will own shares of ILDE as a result of the share exchange, please disclose in better detail the nature of ILDE’s business.

Response:

In response to the Staff’s comments, the Company proposes to add the following disclosure to the second-last paragraph on page 8 of the Proxy Statement:

Founded in March 2010, ILDE's main line of business is oil and gas exploration activities. ILDE, through its wholly owned subsidiaries, holds the largest participating interest in the Sara and Myra petroleum Licenses (41.574%) offshore Israel in which the Company (through GeoGlobal Resources (India) Inc.) serves as operator. ILDE is also the owner of certain other participating interests in petroleum exploration licenses in Israel and is negotiating the purchase of further rights in petroleum licenses in Israel and in the Adriatic Sea.

In response to the Staff’s comments, the Company proposes to add the following disclosure to the first paragraph on page 11 of the Form S-3:

ILDE is also the owner of certain other participating interests in petroleum exploration licenses in Israel and is negotiating the purchase of further rights in petroleum licenses in Israel and in the Adriatic Sea.

14.         Where you discuss the price at which ILDE may purchase the units and the warrant exercise price, please disclose the trading price of your common stock, both at the time you entered into the Securities Purchase and Exchange Agreement and as of a recent date.

Response:

In response to the Staff’s comments, the Company proposes to include the following disclosure in the fourth paragraph of page 9 of the Proxy Statement and the second paragraph of page 4 of the Form S-3:

On November 21, 2011, the average trading price of our Common Stock was US$0.2925.  On December 27, 2011, the average trading price of our Common Stock was US$0.236.

15.         Please disclose the number of shares of GeoGlobal common stock ILDE would acquire assuming that all shares and warrants proposed to be issued were issued and exercised.  Also disclose the percentage of GeoGlobal’s common stock that would be held by ILDE after these issuances.  To facilitate clarity, please provide this disclosure in tabular format.  Finally, disclose the total consideration GeoGlobal may receive from ILDE, assuming that all shares and warrants proposed to be issued were issued and exercised.

H. Roger Schwall	10

Response:

In response to the Staff's comment, the Company proposes to include the following disclosure in tabular form on page 11 of the Proxy Statement, under the heading “Principal Effect on Outstanding Common Stock”:

	Number of Shares	Price per Share or Warrants (US$)	Cash or Value of Shares Received by GeoGlobal (US$)	ILDE's % Ownership of GeoGlobal(1)	Total Number of Shares Held by ILDE
Shares Issued and Outstanding at November 10, 2011	82,746,933
Issuance of Common Stock to ILDE pursuant to the Stock Purchase Agreement	16,466,639	0.24	3,951,993	16.60%	16,466,639
Issuance of Common Stock to ILDE pursuant to Proposal 1	32,740,479	0.23	7,530,310(2)	37.29%	49,207,118
Exercise of Warrants issued to ILDE pursuant to Proposal 1	16,466,639	0.30	4,939,992	44.25%	65,673,757
Issuance of Common Stock to ILDE upon exercise of Option for 16,466,639 Units pursuant to Proposal 2	16,466,639	0.24	3,951,993	49.82%	82,140,396
Exercise of Warrants issued to ILDE upon exercise of Option for 16,466,639 Units pursuant to Proposal 2	16,466,639	0.30	4,939,992	54.37%	98,607,035
Exercise of Warrants issued to Rodman & Renshaw pursuant to Proposal 3.	1,975,996	0.375	740,999
Exercisee of Warrants issued to ILDE through participation rights pursuant to Proposal 4	1,975,996	0.375	740,999	54.86%	100,583,031
Total number of shares issuable to ILDE pursuant to the Securities Purchase and Exchange Agreement assuming exercise of all Warrants, Options and participation rights/ Total Cash Inflow to the Company therefrom	84,116,392
Total number of shares that would be held by ILDE upon exercise of all Warrants, Options and participation rights/ Total Cash Inflow to the Company therefrom	100,583,031		22,103,286	54.86%
Total warrants to be issued to Rodman for the Securities Purchase and Exchange Agreement / Total Cash Inflow to the Company therefrom	1,975,996		740,999
Total number of shares that would be outstanding if all Warrants, Options and participation rights for ILDE and Rodman & Renshaw were exercised	185,305,960

(1)           Assumes the exercise of Warrants by ILDE only.
(2)           7,530,310 is the cash value at November 7, 2011 of the Ordinary Shares of ILDE to be received pursuant to the Share Exchange.

H. Roger Schwall	11

16.         We note your disclosure on page 8 that the board considered the proposed transaction’s impact in terms of the dilution to existing stockholders.  Please revise your disclosure to quantify the dilutive impact in terms of the aggregate amount of shares to be issued to ILDE and to Rodman & Renshaw and in terms of the percentage of GeoGlobal’s outstanding equity.

Response:

In response to the Staff's comment, the Company proposes to include the following disclosure on page 11 of the Proxy Statement, under the heading “Principal Effect on Outstanding Common Stock”.

Immediately prior to the Stock Purchase Agreement, we had 82,746,933 shares of Common Stock issued and outstanding. As at November 21, 2011, after closing the transactions provided for in the Stock Purchase Agreement, the Company had 99,213,572 shares of Common Stock issued and outstanding, representing an initial dilution for existing stockholders of 17%. The maximum number of shares that may be issued pursuant to the Securities Purchase and Exchange Agreement and the Engagement Letter, including the shares issuable to Rodman & Renshaw on exercise of the Warrants to be issued to them, is 86,092,388. Therefore, our stockholders will be diluted a further 46% by virtue of the Securities Purchase and Exchange Agreement and Engagement Letter. The Securities Purchase and Exchange Agreement and Engagement Letter, together with the Stock Purchase Agreement, represent a total dilution of 55% of our stockholders’ initial ownership.

17.         We note your disclosure on page 8 that the board considered the proposed transaction’s impact in terms of “having a large number of our shares held by a single stockholder, such as ILDE.”  Please revise your disclosure to state definitively whether the proposed transaction will result in a change of control.

Response:

In response to the Staff's comment, the Company proposes to include the following disclosure on page 11 of the Proxy Statement, under the heading “Principal Effect on Outstanding Common Stock”:

As set forth in the above table relating to ILDE’s ownership, should ILDE choose to exercise its rights to purchase additional shares and warrants of GGR, their total ownership would be 54.86% of the total outstanding Common Stock. This would constitute a change of control of the Company.

H. Roger Schwall	12

18.         Where you discuss ILDE’s board representation rights at pages 9 and 10, please disclose the total number of directors authorized to serve on your board.

Response:

In response to the Staff’s comments, the Company proposes to include in each of the paragraphs discussing ILDE’s board representation rights at pages 9 and 10 of the Proxy Statement and at pages 3 and 5 of the Form S-3, the following disclosure:

The Company’s By-laws specify that there may be no less than two and no more than nine directors that constitute the whole Board of Directors and that the numbers of directors that constitute the whole Board of Directors may be changed from time to time as determined by action of the majority of the whole Board of Directors.  As of January 1, 2012, there are six directors that constitute the whole Board of Directors.

19.         Please tell us what consideration you gave to providing pro forma information.  See Item 14(b)(9) and –(10) of Schedule 14A.

Response:

In determining not to provide pro forma information pursuant to Items 14(b)(9)-(10) of Regulation S-K, we considered Instruction 2(b) to Item 14 which states that "[a]dditionally, if only the security holders of the target company are voting: i. The financial information in paragraphs (b)(8)-(11) of this Item for the acquiring company and the target need not be provided".  As only the shareholders of the target, i.e., GeoGlobal, are conducting a shareholder vote with respect to the transactions, and the contemplated transactions do not constitute a "going private" transaction, and as such, we concluded that Items 14(b)(9)-(10) were not applicable.

Proposal 2: Approval of the Issuance of Warrants…, page 12

20.         We note your disclosure at page 12 that under the terms negotiated under the engagement letter, Rodman & Renshaw is entitled to “Warrants for 6% of the Warrants acquired by ILDE under the Securities Purchase and Exchange Agreement.”  Please clarify that if GeoGlobal issues 16,466,639 warrants to ILDE, then GeoGlobal would be obligated under the engagement letter to issue an additional 987,998 warrants, i.e. 6% of 16,466,639, to Rodman & Renshaw, as compensation for acting as placement agent.  Similarly, please clarify that if, separately, ILDE exercises its right to purchase 16,466,639 units, which units consist in part of the same amount of warrants, then GeoGlobal would be obligated to issue an additional 987,998 warrants, i.e. 6% of 16,466,639, to Rodman & Renshaw.  In other words, please make these calculations more explicit.

Response:

In response to the Staff’s comments, the Company proposes to include the following disclosure on page 12 of the Proxy Statement:

H. Roger Schwall	13

Thus, if the Company issues 16,466,639 Warrants to ILDE under the terms of the Securities Purchase and Exchange Agreement, then we would be obligated under the Engagement letter to issue an additional 987,998 Warrants, such amount constituting 6% of the 16,466,639 Warrants issued to ILDE, to Rodman & Renshaw as compensation for acting as the placement agent.  Further, if, separately, ILDE exercises its right to purchase 16,466,639 Units, then we would be obligated to issue an additional 987,998 Warrants, as the Units are comprised in part by 16,466,639 Warrants, and Rodman & Renshaw is entitled to 6% of the 16,466,639 Warrants issued, as compensation for acting as placement agent.

21.         Please clarify whether ILDE’s exercise of its participation rights would entitle Rodman & Renshaw to additional warrants.

Response:

Pursuant to the terms negotiated under the Engagement Letter, dated May 20, 2011, no additional Warrants will be due to Rodman & Renshaw upon ILDE’s exercise of its participation rights.

*                      *                      *                      *                      *

Upon receiving the Commission’s acknowledgement with respect to the sufficiency of the above responses, we will file an amended Form 10-K, Form 10-Q, Proxy Statement and Form S-3.

In connection with responding to the comments of the Staff, GeoGlobal acknowledges that: GeoGlobal is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and GeoGlobal may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call Andrew J. Foley at (212) 373-3078.

Very truly yours, /s/ Andrew J. Foley
Andrew J. Foley